DSM Press Release

820-3120

DSM, Corporate Public Relations
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: http://www.dsm.nl
E-mail: press.office@dsm-group.com





45E

19 December 2001

Statement concerning contacts DSM with Rhodia and Aventis

Following up on earlier press releases DSM states that the contacts DSM has had with Rhodia and Aventis in the context of DSM's strategy "Vision 2005" have not been concluded succesfully and have therefore been terminated.

For more information:
DSM Investor Relations, tel.: (31) 45 5782477, fax: (31) 45 5713741
E-mail: investor.relations@dsm.com
Internet: http://www.dsm.com